 NDT VENTURES LTD.

860-625 Howe Street, Vancouver, BC V6C 2T6

Phone 604-687-7545   Fax 604-689-5041

INFORMATION CIRCULAR

(As at September 28, 2004, except as indicated)

The Company is providing this information circular and a form of proxy in connection with management’s solicitation of proxies for use at the annual general meeting (the "Meeting") of the Company to be held on November 2, 2004 and at any adjournments. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact.  The Company will pay the cost of solicitation.

APPOINTMENT OF PROXYHOLDER

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

VOTING BY PROXY

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Shares represented by a properly executed proxy will be voted or be withheld from voting on each matter referred to in the Notice of Meeting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If a shareholder does not specify a choice and the shareholder has appointed one of the Management Proxyholders as proxyholder, the Management Proxyholder will vote in favour of the matters specified in the Notice of Meeting and in favour of all other matters proposed by management at the Meeting.

The enclosed form of proxy also gives discretionary authority to the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

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COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company’s registrar and transfer agent, Pacific Corporate Trust Company,10th Floor 625 Howe Street, Vancouver, British Columbia V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in this names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the Shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form as your vote will be taken at the Meeting.

In addition, Canadian Securities Legislation now permits the Company to forward meeting materials directly to “non-objecting beneficial owners”. If the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised.  In addition to revocation in any other manner permitted by law, a registered shareholder, his attorney authorized in writing or, if the registered shareholder is a corporation, a corporation under its corporate seal or by an officer or attorney thereof duly authorized, may revoke a proxy by instrument in writing, including a proxy bearing a later date.  The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the

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date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their Nominees to revoke the proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value, of which 37,120,695 shares are issued and outstanding. Persons who are registered shareholders at the close of business on September 28, 2004 will be entitled to receive notice of and vote at the Meeting and will be entitled to one vote for each share held.  The Company has only one class of shares.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or controls or directs shares carrying 10% or more of the voting rights attached to all shares of the Company, except the following:

Name	No. of Shares Owned or Controlled (2)	Percentage of Outstanding Shares
CDS & Co (NCI) (1)	28,675,383	77.25%
CEDE & Co (1)	3,767,519	10.15%

(1)

These are intermediaries only and the Company is unable to determine who beneficially holds/ owns these shares or the amount of shares any one beneficial holder may hold.

(2)

Percentages are based on the number of common shares owned and the number of common shares outstanding as of the date of this Information Circular.

ELECTION OF DIRECTORS

The Articles of the Company provide for the election and retirement of Directors by rotation. At each annual general meeting, one-half of the directors, or if their number is not a multiple of two, then the nearest to, but not exceeding one-half shall retire from office. The directors to retire are those who have been longest in office since their last election or appointment, As between persons who become directors on the same day, those to retire shall, in default of agreement between them, be determined by lot.

As required the Company has a Corporate Governance Committee and an Audit Committee.  Members of are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees is as follows:

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Name, Jurisdiction of Residence and Position [need province and country]	Principal Occupation or employment [and give name of company in which such business carried on] and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director [if more than one position, state only first and last position]	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚ [include subsidiary if any]
Bruce G. Grant … Director Newfoundland, Canada	Lawyer, Stewart McKelvey Stirling Scales	Since 1995	2,000
James P. Stewart ƒ Director Alberta, Canada	Professional Geologist; President of Fianchetto Finance Corp.	Since 1995	Nil
D. Bruce McLeod … Vice President & Director British Columbia, Canada

Mining Engineer; senior officer and director of Stornoway Diamond Corporation, Tenajon Resources Corp., International Northair Mines Ltd., Sherwood Mining Corporation; director of Geologix Exploration Inc., and New Sleeper Gold Corp.

		Since 1996	369,000m



Member of the audit committee.

‚

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 28, 2004, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

ƒ

Pursuant to various agreements between the Company and Takla Star Resources Ltd. (“Takla”), Takla has the right to nominate one person to act as Director of the Company and the Company has agreed to use its best efforts to have that nominee appointed to its board of directors. James P. Stewart has been Takla’s nominee since 1995. In June 2001, Mr. Stewart ceased to be a director or senior officer of Takla.

m

Of these shares, 150,000 are held indirectly in the name of 538800 BC Ltd., a private company in which D. Bruce McLeod and Donald A. McLeod each hold a 1/3 interest.

…

Member of corporate governance committee.

Condor International Resources Inc. (now Stornoway Diamond Corporation) was cease traded by the British Columbia Securities Commission on August 2, 1995 until September 28, 1995 for failure to file financial statements in the required form. Donald A. McLeod, D. Bruce McLeod and Fred G. Hewett were directors and officers at the time the cease trade order was issued and rescinded.

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Persons Continuing As Directors

The following table sets out the names of the persons whose terms of office as a director will continue, and other information concerning their occupations and shareholdings.

Name, Jurisdiction of Residence and Position [need province and country]	Principal Occupation or employment [and give name of company in which such business carried on] and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director[if more than one position, state only first and last position]	Number of Common Shares beneficially owned, directly or indirectly, or Controlled or directed ‚ [include subsidiary if any]
Donald A. McLeod Chairman & Director, British Columbia, Canada	Retired Businessman; Chairman of Tenajon Resources Corp., Troon Ventures Ltd. and International Northair Mines Ltd.	Since 1995	220,000…
Frederic G. Hewett President, Director British Columbia, Canada	Professional Engineer & Geologist; President & Director of International Northair Mines Ltd.; Director of Tenajon Resources Corp. and Troon Ventures Ltd.	Since 1995	137,000 „
D. Neil Briggs ƒ Director British Columbia, Canada	Businessman; President, Chief Executive Officer of Playfair Mining Ltd.; President of Rupert Resources Ltd.; Director of Kermode Resources Ltd.	Since 1995	Nil
Donald G. Moore Director British Columbia, Canada	Businessman. President of Kermode Resources Ltd.; Chairman, CEO and Director of Rupert Resources Ltd; Director of Playfair Mining Ltd.	Since 1995	Nil



Member of the audit committee.

‚

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at September 28, 2004, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such shares are held directly.

ƒ

Member of corporate governance committee.

„

Of these shares, 112,000 are held indirectly in the name of Mortimer Investments Ltd., a company in which Mr. Hewett has a 50% interest.

…

Of these shares, 150,000 are held indirectly in the name of 538800 BC Ltd., a private company in which D. Bruce McLeod and Donald A. McLeod each hold a 1/3 interest.

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EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules (the "Rules”) made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer and the Chief Financial Officer as at May 31, 2004 and the other three most highly compensated executive officers of the Company as at May 31, 2004 whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

NEO Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation ($)
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Awards		Payouts
					Securities Under Option/ SAR's Granted (#)	Shares/Units Subject to Resale Restrictions ‚ ($)	LTIP Payouts ($)
Frederic G. Hewett, CEO 	2004	$64,337	Nil	Nil	0/0	Nil	Nil	Nil
	2003	$82,173	Nil	Nil	200,000/0	Nil	Nil	Nil
	2002	$91,728	Nil	Nil	0/0	Nil	Nil	Nil
Alfred Kwong, CFO ‚ ƒ	2004	-	-	-	0/0	Nil	Nil	Nil
	2003	-	-	-	100,000/0	Nil	Nil	Nil
	2002	-	-	-	0/0	Nil	Nil	Nil

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 Frederic G. Hewett’s salary is paid by International Northair Mines Ltd ("Northair") and Northair recovers a portion of Mr. Hewett’s salary based on time spent.

‚ The amount paid to the Chief Financial Officer is not calculable. Pursuant to an Administrative Services Agreement between NDT Ventures Ltd. and Northair, Northair provides certain management and financial services to NDT Ventures Ltd., including the provision of services of Chief Financial Officer.

ƒ Alfred Kwong resigned as Chief Financial Officer on May 18, 2004

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance over a period greater than one financial year (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid to the Named Executive Officer(s) during the most recently completed financial year.

Option/Stock Appreciation Rights ("SAR") Grants
During the Most Recently Completed Financial Year

The Company did not grant stock options under a Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers.

Aggregated Option/SAR Exercises During The Most Recently Completed
Financial Year and Financial Year-End Option/SAR Values

The following table sets forth details of all exercises of stock options during the most recently completed financial year by each of the Named Executive Officers, the number of unexercised options held by the Named Executive Officers and the financial year-end value of unexercised options on an aggregated basis.
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized  ($)	Unexercised Options/ SAR's at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Financial Year-End  ($) Exercisable/ Unexercisable
Frederic G. Hewett, CEO	Nil	Nil	200,000/0	$2000
Alfred Kwong, CFO	Nil	Nil	100,000/0	$1000

 Dollar value is equal to the difference between the market value of the securities underlying the options at exercise or financial year-end, respectively, and the exercise of base price of the options.

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Option and SAR Repricings

The Company has no SAR’s and none of the options held by the Names Executive Officers were repriced during the most recently completed fiscal year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer. The Company and its subsidiaries have no compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive more than $100,000 to compensate such executive officers in the event of resignation, retirement or other termination, a change of control of the Company or its subsidiaries or a change in responsibilities following a change in control.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, the Company did not grant stock options to the Directors during the most recently completed financial year

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND EXECUTIVE OFFICERS

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company.

APPOINTMENT OF AUDITOR

Staley Okada & Partners, Chartered Accountants, of Vancouver, British Columbia is the auditor of the Company.  Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Staley Okada & Partners as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

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MANAGEMENT CONTRACTS

No management functions of the Company are performed to any substantial degree by a person other than the Directors or executive officers of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no person who has been a Director or executive officer of the Company at any time since the beginning of the Company’s last financial year, no proposed nominee of management of the Company for election as a Director of the Company and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting other than the election of Directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Company.  The Board is committed to sound corporate governance practices, which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Board is of the view that the Company's general approach to corporate governance, summarized below, is appropriate and substantially consistent with objectives reflected in the guidelines (the "Exchange Guidelines") for improved corporate governance in Canada adopted by the TSX Venture Exchange (the “Exchange”) for Tier 1 listed companies.  More detailed information regarding the Company's approach to corporate governance in the context of the fourteen (14) specific Exchange Guidelines is set out below.

Board of Directors

Structure and Compensation

The Board is currently composed of seven directors and in accordance with the Company’s Articles three directors retire from office each year and are nominated to stand for re-election at the Annual General Meeting. Members of the Company elect directors individually.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors.  An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, D. Bruce McLeod, is an "inside" or management director and accordingly is considered to be "related" within the meaning of the Exchange Guidelines, Donald A.McLeod is an “outside” director who is related to D. Bruce McLeod, and James P. Stewart  is an unrelated director . In assessing the Exchange Guidelines and making the foregoing determinations, the circumstances of each director have been examined in relation to a number of factors.

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Mandate of the Board

The mandate of the Board, as prescribed by the Business Corporations Act (British Columbia), is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the board oversees the management of the Company's affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets formally at least annually to review, among other things, the performance of the Company, to assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.  Pursuant to the Company’s Articles and the Business Corporations Act (British Columbia) a resolution in writing, signed by each director (a “Consent Resolution”), is as valid and effectual as if it had been passed at a board meeting. During the past fiscal year ended May 31, 2004, the Board met once and adopted fourteen Consent Resolutions.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure.  There are two  standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, as well as monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's annual financial statements prior to approval by the Board and release to the public.  The Audit Committee may also meet periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. Currently, the members are D. Bruce McLeod, D. Neil Briggs and Donald G. Moore, two of whom are unrelated directors.

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Corporate Governance Committee

The Corporate Governance Committee assists the Board in fulfilling its responsibilities relating to the Company’s corporate governance obligations and activities. Its mandate is to review, at least annually, the Company’s corporate governance activities within the context of the Exchange Guidelines and its duties to shareholders under the Business Corporations Act (British Columbia). Currently, the members are D. Bruce McLeod, Bruce G. Grant and D. Neil Briggs, two of whom are unrelated directors. This Committee met on September 22, 2004 to review the Company’s corporate governance obligations with reference to the Guidelines. The Committee has reported to the Board where the Company’s corporate governance system differs from the Guidelines, each difference and the reason for the difference.

The Board has considered the report of the Corporate Governance Committee and is of the view that the Company’s general approach to corporate governance, summarized below, is substantially consistent with the objectives of the Exchange Guidelines.

Exchange Guidelines	The Company’s Approach
1. The board should explicitly assume responsibility for stewardship of the Company. Specifically, the board should assume responsibility for:

The Board is responsible for supervising the management of the Company’s business and the conduct of the Company’s affairs. The Board assumes responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

(a) adoption of a strategic planning process

The Board ensures there are long-term goals and strategies in place for the Company. The Board actively monitors the Company’s progress upon receipt of a monthly written report prepared by senior management.

The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and goals.

(b) identification of principal risks and implementation of appropriate risk-management systems

The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the mining and mineral exploration industry, the regulatory and competitive environment, and general economic conditions.

The Board assumes the responsibility for identifying any principal risks and if necessary implementing appropriate risk management systems. The Company maintains insurance policies covering its property and its third party liability exposures.

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The Board will request and management will supply on a regular basis appropriate signed compliance certificates related to tax payments, employee withholdings and other regulatory matters bearing on directors’ responsibilities and possible liability thereunder.

(c) succession planning, including appointing, training and monitoring senior management.	The Board is responsible for succession planning, including the recruitment, supervision, compensation and performance assessment of the Company’s senior management personnel.
(d) communications policy

The Company does not have a written communication policy however, senior management is aware of all regulatory requirements with respect to continuous disclosure and have implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and the regulatory authorities.

(e) integrity of internal control and management information systems

The Board ensures the integrity of internal control and management information systems through its delegation to various committees where appropriate. The Audit Committee annually reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2. Majority of directors are "unrelated"

An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

Having regard to the foregoing, four of the seven current directors are "unrelated".

3. Disclose whether each director is "unrelated"

Fred G. Hewett and D. Bruce McLeod are "related" because they hold senior management positions in the Company. D. Neil Briggs, Donald G. Moore, James P. Stewart and Bruce G. Grant all "unrelated". Donald A. McLeod, is an "outside" director who is related to D. Bruce McLeod, an "inside" director.

4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	The Company does not, at this time, have a specific committee responsible for the appointment or assessment of directors. These functions will be addressed by the Board when required.

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5. Implement a process for assessing the effectiveness of Board, its committees and individual directors

It is the responsibility of the Corporate Governance Committee to develop and institute a plan to measure the effectiveness of the Board as a whole, the Committees of the Board and individual Board members. To date, the Corporate Governance Committee has not finalized these assessment procedures.

6. Provide orientation and education programmes for new directors	The Company has had continuity on its board since 1995. Therefore orientation and education of new directors is not relevant at this time.
7. Consider reducing the size of board, with a view to improve effectiveness	The Board considers its current size satisfactory for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8. Review compensation of directors in light of risks and responsibilities	Board members are not compensated for their services in their capacity as directors or for committee participation other than through incentive stock options.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	A majority of the Company’s Committees are made up of "outside" and "unrelated" directors.
10. Appoint a committee responsible for determining the Company's approach to corporate governance issues

The Board has appointed D. Bruce McLeod, Bruce C. Grant and D. Neil Briggs to its Corporate Governance Committee which has been given the mandate of developing the Company’s approach to corporate governance issues and to ensure that the Company’s corporate governance system effectively supports the discharge of its obligations to the shareholders

11. Define limits to management's responsibilities by developing mandates for: (a) the Board

The Board has not developed formal documented position descriptions for the Board or the Chief Executive Officer ("CEO") setting out the limits of responsibilities or mandates.

However, it is the opinion of the Board that the respective corporate governance roles of the Board and management, as represented by the CEO, are clear and the Board is satisfied that senior management and individual directors are aware of their respective responsibilities. The Board is responsible for approving long-term strategic plans and annual operating plans recommended by management. Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals. The Board approves the quarterly and annual financial statements, and the management discussion and analysis for the respective fiscal periods as required by the regulatory authorities. The Board also approves the disclosure contained in the Company’s Annual Report on Form 20-F.

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(b) the executive officer

The CEO is responsible for meeting the defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company’s business in the ordinary course, managing the Company’s cash resources, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

12. Establish procedures to enable the Board to function independently of management

It is the considered opinion of the Board that there is sufficient independence of the board from management and that the Board’s independence is not compromised. The Board believes that its current composition, in which two of seven directors are "inside" directors, is sufficient to ensure that the Board can function independently given the stage of the Company’s development. The independence of the Board is further enabled through the separation of the positions of Chairman and Chief Executive Officer. Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management. At every Board Meeting, the Board is afforded an opportunity to meet "in camera" without any related director being present.

13. Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities

The Audit Committee is currently composed of a majority of unrelated directors.

The overall purpose of the Audit Committee is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation and to review the Corporation’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

The Board has, effective September 8, 2004, adopted an Audit Committee Charter as required by Multilateral Instrument 52-110.

14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense

In addition to the authority of the Committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

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The following information (Form 52-110F2) is provided in compliance with Multilateral Instrument 52-110 Audit Committees.

1. The Audit Committee’s Charter

A.

PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Company's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the "Board").

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Committee shall have access to such officers and employees of the Corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6.

Meetings of the Committee shall be conducted as follows:

(a)

the Committee shall meet at four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.

The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary,

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and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Corporation's internal and external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

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(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the Corporation's internal auditors are to:

(a)

periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)

review and approve the internal audit plan; and

(c)

review significant internal audit findings and recommendations, and management's response thereto.

4.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

5.

The Committee is also charged with the responsibility to:

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

annual and interim MD&A;

(iv)

prospectuses;

(v)

news releases discussing financial results of the Corporation; and

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(vi)

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

2. Composition of the Audit Committee

Messrs. Donald Moore, Neil Briggs and D. Bruce McLeod are members of the Committee.  As a venture issuer, the Company is exempt from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations) set out in Multilateral Instrument 52-110 (“MI 52-110”).

3. Audit Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

4. Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

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5. Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of  non-audit services as described above under the heading "External Auditors".

6. External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in the financial year ended May 31, 2004 for audit fees are as follows:

Financial Year Ending May 31,	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2004	$15,500	Nil	$800	Nil

7. Exemption

As a venture issuer, the Company is exempt from the requirement of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

a)

Approval and Ratification of  Currently Implemented Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the “Plan”) effective September 23, 2003, which was approved by the TSX Venture Exchange (the “Exchange”) and the shareholders of the Company.  The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of shares issuable under the plan at a maximum of 10% of the issued and outstanding shares must be approved and ratified by members on an annual basis.

Therefore, at the Meeting, members will be asked to pass a resolution in the following form:

“UPON MOTION IT WAS RESOLVED that the Company's currently implemented Stock Option Plan be and hereby is approved and ratified, subject to regulatory approval, pursuant to which Plan the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis.”

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the

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shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons name in the enclosed Proxy intend to vote for the approval and ratification of the currently implemented Plan.

b)

Amendment of Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals.  Under the current policy of the Exchange, member approval is not required for the grant of stock options if granted in accordance with the policy.  However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the shareholders at the Meeting, excluding insiders and their associates (the “disinterested shareholders”).  Therefore, the disinterested shareholders at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

Accordingly, at the Meeting, shareholders other than insiders and their associates, will be asked to pass a resolution in the following form:

"UPON MOTION IT WAS RESOLVED (with all insiders and their associates abstaining from voting) that the directors be and are hereby authorized, in their discretion, to amend stock options granted to insiders subject to all necessary regulatory approvals."

c)

Approval of Alteration of Notice of Articles and New Articles

Effective March 29, 2004, the Company Act (British Columbia) (the "Former BC Act") was replaced by a new Business Corporations Act (British Columbia) (the "New BC Act").  The New BC Act adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.  Under the provisions of the New BC Act, a company's charter documents, formerly referred to as a "Memorandum" and "Articles", are now referred to as a "Notice of Articles" and "Articles".  The Company has taken

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steps to bring its documents into conformity with the New BC Act and to that end filed an application, containing a Notice of Articles, with the Registrar of Companies on April 19, 2004 in order to transition under the New BC Act.

Management of the Company considers it to be in the best interests of the Company to adopt certain amendments to the Notice of Articles and to approve a new form Articles with a view to incorporating some of the more flexible provisions of the New BC Act, as described below.  Management believes that amending the Company's Notice of Articles and adopting the new Articles will enable the Company to be more efficient, flexible and cost-effective and will bring the Company's charter documents into line with charter documents of companies in other jurisdictions.

Deletion of Pre-Existing Company Provisions and Majority of Votes Required for Special Resolutions

The regulations under the New BC Act effectively added certain provisions, called "Pre-Existing Company Provisions" or "PCPs", to every company’s Notice of Articles.  The PCPs provide, among other things, that the number of votes required at a meeting of shareholders to pass a special resolution is three-quarters of the votes cast, which is the majority that was required under the Former BC Act.  The New BC Act allows a special resolution at a meeting of shareholders to be passed by two-thirds of the votes cast.  The  Company proposes to amend its Notice of Articles to delete the PCPs so that the provisions of the New BC Act permitting a two-thirds majority will apply to the Company.

If shareholders approve this resolution, special resolutions will require a two-thirds majority of the votes cast, instead of a three-quarters majority of the votes cast.  Management believes that this will provide the Company with greater flexibility for future corporate activities and is consistent with the corporate charters of companies in other jurisdictions.

Alteration of Authorized Capital

The Company's current authorized capital is 100,000,000 common shares without par value.  The New BC Act does not require a company's Notice of Articles to contain a numerical limit on the authorized capital with respect to each class of shares.  Accordingly, as part of the resolution to which shareholder approval is being sought, management of the Company wishes to alter the Notice of Articles of the Company to alter the authorized capital of the Company to an unlimited number of common shares without par value. Management believes that having unlimited authorized capital provides the Company with greater flexibility for future corporate activities.

The special rights and restrictions attached to the Company's shares will not change as a result of the alteration of the authorized capital of the Company.

Adoption of New Articles

Management believes that new Articles to incorporate certain of the provisions in the New BC Act will provide the Company with greater flexibility for future corporate activities.  The following is a summary of the more significant changes to the former Articles:

  The Articles are amended to incorporate new terminology used in the New BC Act, including changing references to "shareholder(s)" from "member(s)" and to the "Business Corporations Act" from the "Company Act";

  Certain provisions are deleted or amended as they are inconsistent with the New BC Act;

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  The directors may approve a change of name of the Company without the necessity for shareholder approval;

  Certain other changes to the Notice of Articles and Articles may now be made by directors' resolution or ordinary resolution of the shareholders;

  Annual general meetings of shareholders are required to be held each calendar year and not more than fifteen months (was thirteen months under the Former BC Act) after the holding of the last preceding annual general meeting;

  The quorum for shareholders’ meetings is changed from two shareholders to one shareholder present in person or represented by proxy; and

  Shareholder meetings may, in specified circumstances, be held in jurisdictions outside British Columbia.

The form of amended Notice of Articles and the new Articles of the Company are available for review by shareholders on request to the Company at Suite 860 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6, (Attention: Corporate Secretary) and at the Meeting.

The special resolution that will be proposed at the Meeting is as follows:

"RESOLVED as an special resolution:

(1)

that:

(a)

the alteration of the Notice of Articles of the Company to remove the application of the Pre-Existing Company Provisions;

(b)

the alteration of the Notice of Articles of the Company to alter the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value; and

(c)

the adoption of new Articles of the Company substantially in the form presented at the Meeting in substitution for the existing Articles of the Company,

as more particularly described in the Company’s Information Circular dated September 28, 2004 be, and are hereby, approved;

(2)

that any one officer or director of the Company be, and is hereby, authorized and directed for, in the name of and on behalf of the Company to execute and file with the Registrar of Companies a Notice of Alteration of the Notice of Articles and to execute and file all such other documents and take such further actions as may be necessary to effect the foregoing;

(3)

that the Notice of Articles as altered shall, at the time of filing, comply with the Business Corporations Act (British Columbia); and

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(4)

that the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders."

The amendments to the Notice of Articles will take effect immediately on the date and at the time the Notice of Alteration of the Notice of Articles is filed with the Registrar of Companies.

In order to be effective, the proposed special resolution must be approved by a majority of not less than three-quarters of the votes cast by those shareholders of the Company who, being entitled to do so, vote in person or by proxy at the Meeting in respect of such resolution.

The directors of the Company believe the passing of the foregoing special resolution is in the best interests of the Company and recommend that shareholders of the Company vote in favour of the resolution.

The persons named as proxies in the enclosed form of proxy intend to cast the votes represented by proxy in favour of the foregoing resolution unless the holder of common shares who has given such proxy has directed that the votes be otherwise cast.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at 604-687-7545 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which are filed on SEDAR.

OTHER MATTERS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

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DATED this 28th day of September, 2004.

BY ORDER OF THE BOARD OF DIRECTORS
OF NDT VENTURES LTD.

                           “Signed”

                  “Signed”

Frederic G. Hewett, President and Director	D. Bruce McLeod, Vice President and Director

NDT VENTURES LTD. SUPPLEMENTAL MAILING LIST

RETURN FORM

National Instruments 51-102 and 54-101 provides both registered holders and beneficial owners of  an issuer’s securities with the opportunity to elect ANNUALLY to have their names added to a  Supplemental Mailing List in order to receive a copy of the issuer’s annual financial statements and the corresponding Management Discussion and Analysis (“MD&A”)s, the interim financial statements and MD&A for the interim financial statements, or both.

These documents are also available on the Company’s website at www.northair.com/ndt/ or on SEDAR’s website at www.sedar.com

Please complete and mail this form to the Company at 860 – 625 Howe Street, Vancouver, B.C. V6C 2T6 or fax to (604) 689-5041

□

I want to receive ONLY the audited financial statements and the annual Management Discussion and Analysis

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I want to receive ONLY the interim financial statements and the interim Management Discussion and Analysis

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I want to receive BOTH the audited and interim financial statements and the corresponding Management Discussion and Analysis

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I understand that my consent may be removed or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying the deliverer of such revised or revoked consent by telephone ((604) 687-7545), by fax ((604) 689-5041), by email (info@northair.com), or regular mail (860 – 625 Howe Street, Vancouver, B.C.  V6C 2T6).

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